Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Rice Midstream Partners LP

(Commission File No. 001-36789)

On April 26, 2018, EQT Corporation (EQT) hosted a conference call in connection with the announcement of its 1Q 2018 earnings in which, among other things, the proposed merger transaction involving EQT Midstream Partners, LP (EQM) and Rice Midstream Partners LP (RMP) was discussed. A copy of the transcript from this conference call follows.

Corrected Transcript 26-Apr-2018 EQT Corp. Q1 2018 Earnings Call (EQ T) Total Pages: 13 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

CORPORATE PARTICIPANTS

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

David L. Porges
Chairman, Interim President and Chief Executive Officer, EQT Corp.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

David E. Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

OTHER PARTICIPANTS

Brian Singer
Analyst, Goldman Sachs & Co. LLC

Arun Jayaram
Analyst, JPMorgan Securities LLC

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Holly Barrett Stewart
Analyst, Scotia Howard Weil

MANAGEMENT DISCUSSION SECTION

Operator: Greetings, and welcome to the EQT Corporation First Quarter 2018 Earnings Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Patrick Kane, Chief Investor Relations Officer. Thank you. You may begin.

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

Thanks, Christine. Good morning, everyone, and thank you for participating in EQT Corporation's conference call. With me today are David Porges, Interim President and Chief Executive Officer; Rob McNally, Senior VP and Chief Financial Officer; David Schlosser, Senior VP and President of Exploration and Production; Jerry Ashcroft, Senior VP and President of Midstream; Blue Jenkins, Chief Commercial Officer; and Nate Tetlow, Director of Investor Relations.

The replay for today's call will be available for a seven-day period beginning this evening. The telephone number for the replay is 201-612-7415 with the confirmation code of 13674484. The call will also be replayed for seven days on our website. To remind you, the results of EQT Midstream Partners, ticker EQM, EQGP and Rice Midstream Partners are consolidated in EQT's results. Earlier this morning, there's a separate joint press release issued by EQM and EQGP. EQM and EQGP will have a joint earnings call at 11:30 today, which requires us to take the last question at 11:20. The dial-in number for that call is 201-689-7817.

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EQT Corp. (EQT) Q1 2018 Earnings Call Corrected Transcript 26-Apr-2018 In a moment, Dave, Rob and David will present their prepared remarks. Following these remarks, Dave, Rob, David, Jerry, Blue and Nate will all be available to answer your questions. First, a few logistical comments. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed EQM-RMP merger, EQM will file a registration statement on Form S-4 with the SEC that will include a preliminary proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus, when filed, and other documents filed by EQT, EQGP, EQM and RMP with the SEC may be obtained free of charge at the SEC's website, www.sec.gov. You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction, including information about the parties and their respective directors, executive officers and employees that may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction and a description of the direct and indirect interest by security holdings or otherwise. I'd also like to remind you that today's call may contain forward-looking statements. You can find factors that could cause the company's actual results to differ materially from these forward-looking statements listed in today's press release and under risk factors in EQT's Form 10-K for the year ended December 31, 2017, filed with the SEC as updated by any subsequent Form 10-Qs, which are also on file with the SEC and available on our website. Today's call may also contain certain non-GAAP financial measures. Please refer to this morning's press release for important disclosures regarding such measures, including reconciliations of the most comparable GAAP financial measures. I'd now like to turn the call over to Dave Porges. ... David L. Porges Chairman, Interim President and Chief Executive Officer, EQT Corp. Great. Thank you, Pat. And I'm certainly happy that you were able to get through all those required disclosures before we have to end the call. The only topic that I would like to discuss today pertains to my new role as interim CEO. Approximately one year ago, I retired as CEO and transitioned to the role of Executive Chairman. As you know, my replacement resigned in mid-March and I assumed the role of CEO to give the board a chance to decide upon the replacement. That search has begun and we expect to have a new CEO in place by the time of separation, which is still scheduled for the third quarter. If you have any input you would like to provide, please let Pat, Kane or me know. Just as I have committed to relay investor input about board composition and other governance matters to the full board, I also commit to you that I'll ensure that the whole board receives any input on this topic that you wish to provide. Until our next CEO is hired, I will be spending most of my time overseeing the separation. We are fortunate that the upstream and midstream businesses have strong leaders. And as you can see in the first quarter results, the operations of both units are solid. The separation process is well underway. At the board level, we are determining which board members would go with each company. As the board works towards completing that task, we are also evaluating each company's board composition to determine if we need to add members, and if so, what expertise those new people should have. On the management side, we are identifying who would fill the various key roles at each company. And in a couple of cases, external searches have begun. We have also identified the nature of transition service 3 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q1 2018 Earnings Call Corrected Transcript 26-Apr-2018 agreements that might be needed to assure a smooth operational transition for both companies. As you can imagine, while we would prefer to not have any transition service agreements, we cannot allow the lack of certain personnel or fully functioning systems at one or the other entity to get in the way of separation timing, hence, the preparation of TSAs. On the finance side, we announced the terms of the midstream streamlining transactions and have started to prepare the required SEC filings, which Rob will speak to in a minute. I am pleased that Rob and his team were able to cross agreements that appear to be value-accretive for all four entities. In my view, that was a noteworthy accomplishment. In short, we are on schedule with all aspects of the separation. I thank you for your continued support of shareholders. And, with that, I would turn the call over to Rob. ... Robert J. McNally Senior Vice President & Chief Financial Officer, EQT Corp. Thanks, Dave, and good morning, everyone. Before reviewing the first quarter results, I would like to give a brief update on several items that appeared in this morning's press releases. This morning, EQM, EQGP and RMP announced in a separate news release a streamlining transaction. This transaction includes the sale of EQT's Ohio Gathering Assets acquired in the Rice Energy transaction to EQM for approximately $1.5 billion in cash and EQM common units. EQM will also purchase Gulfport Energy's 25% ownership in the Strike Force Gathering System for $175 million in cash. Second, the merger of EQM and RMP in a unit-for-unit transaction and an exchange ratio of 0.3319, which implies a transaction value of about $2.4 billion, including approximately $325 million of assumed RMP debt. And, third, the sale of RMP's IDRs to EQGP for approximately $940 million in EQGP common units. The transactions are immediately accretive to both EQM and EQGP's distributable cash flow per unit. Relative to EQT the cash proceeds from the sale of the Ohio Gathering Assets bring the E&P company's leverage closer to the target of 1.5% net debt to EBITDA. EQM and EQGP have provided a forecast for 2020 and based on this forecast we expect NewCo cash flows of approximately $540 million in 2019 and approximately $670 million in 2020. During the same period, we expect cash taxes to be between 0 and 3% of these cash flows. Regarding the announced separation, we're pleased with the progress that we've made and remain on track with our time line of a separation by September 30. EQM intends to file the S-4 related to the EQM-RMP merger in mid-May and we anticipate that the Form 10 for the separation will be filed in July. Now moving on to the quarterly results, during the quarter we ran a process to sell our noncore Permian asset and this morning announced the sale of those assets for $64 million. Because of this divestiture, we are adjusting our full year production guidance to 1.52 Tcfe to 1.55 Tcfe. Additionally, we recorded an impairment charge of approximately $2.3 billion associated with noncore proved and unproved properties and related pipeline assets in the Huron and Permian Plays in the first quarter. Adjusting for this impairment and other items, EQT announced adjusted earnings per diluted share of $1.01 compared to $0.44 in the first quarter of 2017. Adjusted operating cash attributable to EQT was $718.4 million for 4 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q1 2018 Earnings Call Corrected Transcript 26-Apr-2018 the quarter compared to $332.4 million for the first quarter of 2017. As a reminder, EQT Midstream Partners, EQT GP Holdings and Rice Midstream Partners are consolidated into EQT Corporation's results. EQT recorded $141 million of net income attributable to non-controlling interest in the first quarter of 2018 compared to $86.7 million in the first quarter of 2017. The $54.3 million increase was primarily a result of increased income at EQM and the inclusion of RMP and Strike Force Midstream LLC. Now we move on to the segment results. Starting with EQT Production, first quarter production sales volumes of 357 Bcfe were 88% higher than the first quarter of 2017 primarily due to the Rice merger and fell within the stated guidance range of 350 to 360 Bcfe. The average realized price, including cash-settled derivatives, was $3.33 per Mcfe, a 5% decrease compared to the first quarter of last year. Average differential for the quarter came in 85% better than the first quarter of 2017 but was below our guidance range of positive $0.15 to $0.25. When we gave differential guidance for the first quarter it was the coldest point in the winter and the forward curve was at its highest. The actual price settlements were lower resulting in a lower-than-forecasted average differential. Operating revenues totaled $1.3 billion for the first quarter of 2018, $520 million higher than the first quarter of 2017 primarily due to increased production associated with the Rice merger. Total operating expenses excluding the $2.3 billion of asset impairments and $10.4 million of amortization were $903 million or 58% higher year-over-year. DD&A, gathering, transmission, processing and lease operating expenses were all higher year-over-year consistent with increases in production volumes due to the Rice merger. Importantly, cash operating cost per Mcfe were 26% lower than last year. And moving on to Midstream results. EQM Gathering income for the first quarter was $99 million, $25 million higher than the first quarter of 2017. Operating revenues were $24 million higher than the first quarter of 2017 primarily due to higher contracted capacity and increased gathering volumes. Operating expenses for EQM Gathering were $27 million, $1.6 million lower than the first quarter of 2017 primarily due to lower SG&A costs. EQM Transmission income for the first quarter was $79 million, $8 million higher than the first quarter of 2017. Operating revenues were $9 million higher than the first quarter of 2017. Operating expenses for EQM Gathering were $27 million, $1.3 million higher than the first quarter of 2017. And briefly moving on to RMP Gathering and RMP Water. RMP Gathering reported an operating income of $44.1 million while RMP Water reported an operating income of $11.4 million. To conclude, I'd like to discuss our cash flow and liquidity position. As of March 31, 2018, EQT had $1.3 billion of borrowings and no letters of credit outstanding under the $2.5 billion credit facility. We closed the quarter with approximately $155 million of cash on the balance sheet excluding EQM, EQGP and RMP. We anticipate the drop will add approximately $1.2 billion of cash to EQT's balance sheet, further improving our liquidity position. We currently forecast $2.75 billion to $2.85 billion of adjusted operating cash flow for 2018 at EQT, which includes approximately $350 million to $400 million from EQT's interest in EQM, EQGP and RMP. With our forecasted adjusted operating cash flow and cash on hand, we expect to fully fund our forecasted 2018 capital expenditure plan of $2.4 billion. With that, I'll turn the call over to David. ... David E. Schlosser Senior Vice President and President, Exploration & Production, EQT Corp. 5 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q1 2018 Earnings Call Corrected Transcript 26-Apr-2018 Thanks, Rob, and good morning, everyone. Let me start by providing a quick update on 2018 sales volume. As Rob mentioned, Q1 volume was at the high end of guidance at 357 Bcfe. We still expect sequential quarterly growth for the remainder of the year and are guiding a moderate increase for Q2 at 360 to 370 Bcfe, followed by a larger increase in Q3 as new midstream infrastructure comes online in Pennsylvania this summer. Moving on to operations. During the last year, our drilling and engineering group has been developing an idea to manage our horizontal drilling operations in real-time from our offices at EQT Plaza, located in Downtown Pittsburgh. The thought behind this project was to improve collaboration amongst our technical teams, provide more consistent well results and improve our drilling efficiency. The team tested this idea in the second half of 2017, and we have now fully implemented the process. All of our directional drilling, geosteering and drilling engineering is now done at our Real-Time Operations Center, or RTOC in Pittsburgh. Although in its early stages of implementation, this concept is already showing significant returns. Since implementing the RTOC, we have seen a 14% increase in lateral feet drilled per day, and we have increased our percent of formation drilled in target from 93% to 97%. W e have also set EQT records for 48-hour footage drilled in a world record bottom hole assembly run. In addition, on April 12, we set a new record for the longest lateral drilled to date in the Marcellus on our [ph] Harvison H10 (00:15:44) well in Washington County, PA. This lateral will have a completed length of 18,670 feet and is scheduled for completion in May. Based on the success of the RTOC for drilling, we have also implemented real-time centers for gas operations and water hauling and will pilot real-time centers for completions, construction and field logistics later this year. These real-time control centers are a great example of EQT's manufacturing operating model that we believe will result in efficiency gains and cost reductions by streamlining our processes. And lastly, I want to provide a little color on well performance as it relates to these ultra-long laterals. Currently, our longest producing lateral is the Haywood H19 well located in Washington County, PA. This well has a completed lateral length of 17,400 feet and was fracked with 97 stages. The well has been online for 120 days, has produced over 4.6 Bcfe and is currently producing at our standard type curve of 2.4 Bcfe per 1,000 feet of lateral. Our expectation for this well is an ultimate recovery of close to 42 Bcfe. Based on drilling, completion and production results to date, our current estimate of the lateral length technical limit in the Marcellus is approximately 20,000 feet. I will now turn the call over to Pat. ... Patrick J. Kane Chief Investor Relations Officer, EQT Corp. Thank you, David. This completes the comments portion of the call. Christine, can you please open the call for questions? 6 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

QUESTION AND ANSWER SECTION

Operator: Thank you. We'll now be conducting a question-and-answer session. [Operator Instructions] Our first question comes from the line of Brian Singer with Goldman Sachs. Please proceed with your question.

Brian Singer
Analyst, Goldman Sachs & Co. LLC
Q

Thank you. Good morning.

David E. Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.
A

Good morning.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Good morning, Brian.

Brian Singer
Analyst, Goldman Sachs & Co. LLC
Q

Maybe I'll start with regards to synergies that you'd announced with regards to the Rice transaction. So that's definitely noted on the G&A side, but maybe you can just run us through how that is progressing and the key milestones that you're looking for and we should be looking for over the next year.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yeah. Sure, Brian. This is Rob. So, on the G&A side, it's pretty straightforward. You can look at the G&A numbers that are reported, and what we had estimated prior to the merger was that the present value of the next 10 years worth of G&A savings would be worth $600 million. We now think we're going to exceed that number by maybe as much as $100 million. So that's gone well.

And as a proxy for the capital savings on drilling and completion, probably the best proxy is lateral lengths. And what we thought when we announced the transaction was that we could see lateral lengths improve from approximately 8,000 foot in Greene and Washington Counties to 12,000. Now our current estimates are that we'll be at 13,600 feet for 2018 and it will improve beyond that. And so we expect that we're going to exceed the $1.9 billion of capital PV synergies by a reasonable amount, several hundred million dollars. So I'd say that we're well on track to deliver and exceed those synergies.

Brian Singer
Analyst, Goldman Sachs & Co. LLC
Q

Great. Thank you. And then my follow-up is actually just two small questions. One related to the restructuring, which is the EQM shares that EQT would be taking on, what is the long-term view on the sustainability of keeping EQM as part of the EQT structure?

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EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

And then if I could just follow up on a comment you made with regards the 20,000-foot technical limit on lateral lengths in the Marcellus. Can you just refresh us on any ongoing acreage acquisition spending that you think you would need to be able to increase the number of those types of wells in the portfolio?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yeah. So as to your first question on the EQM shares, our plan is that we will take all of our midstream assets, EQM and EQGP units, and that will be under NewCo or SpinCo. And that's what will be spun out by September 30. And then at that point, EQT would no longer own any of the midstream interest.

In terms of the spending on acreage, the guidance that we've previously given still stands. We think that we're going to spend somewhere between $100 million and $200 million a year for fill-ins and blocking up acreage and protecting leases.

Brian Singer
Analyst, Goldman Sachs & Co. LLC
Q

Thank you.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Sure.

Operator: Our next question comes from the line of Arun Jayaram with JPMorgan. Please proceed with your question.

Arun Jayaram
Analyst, JPMorgan Securities LLC
Q

Yes. Just wondering if you could maybe just elaborate a little bit on the streamlining transactions that you've articulated this morning. Why did you choose this structure? And could this be step one of two? And I guess, my follow-up, is just thinking about at some point, are you contemplating a GP/LP simplification down the road?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yeah. So, Arun, the next step is going to be the spin of NewCo, and when we spin NewCo, it will still have this structure. We'll have EQGP with EQM underneath and the IDR still in place. So the ultimate decision on what happens with the IDR simplification and it will be up to the NewCo board of directors and management team. I would give you my opinion that that structure is probably not viable long-term in this market and so I think it's something that we'll start putting our minds to. But again, I would emphasize that it's going to be a NewCo Board and management decision on the timing of any potential simplification.

Arun Jayaram
Analyst, JPMorgan Securities LLC
Q

Perfect.

David L. Porges
Chairman, Interim President and Chief Executive Officer, EQT Corp.
A

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EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

This is Dave. Back to what Rob had to say, I completely agree. I think in Rob's earlier comments he's talked about a shelf life of IDRs, and that's going to be one of our first priorities with NewCo and the management team and board to see what that timing is.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Great, great. And just to follow-up. Just as you guys continue to push the technical limits of these lateral lengths, I was just wondering about as you think about the types of completions that you're using and how are you thinking about spacing between laterals, especially as you push on beyond 18,000 foot, does it change your spacing assumptions between wells?

David E. Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

This is David. I don't think going longer changes our spacing assumptions, but I just think, in general, we're leaning towards increasing spacing over time because that's where the technology is pointing. I think we're becoming more efficient with our fracturing technique, and we sort of know the boundaries of them. And I think over time you'll see our spacing probably increasing, which we think will ultimately result in lower development cost. So that's why we'd do it or development cost per Mcf. So that will be forefront on our thinking on that.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Can you just give us a little bit more color on that? Are you going from five wells per section to four? Just a little bit of color on how that thinking is progressing.

David E. Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

I wish we [indiscernible] (00:23:11) but, we don't have unfortunately, I would say that we are in the 750 to 800-foot spacing range right now. I think you'll see the industry and us going more in the 1,000-foot range over time.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Great. That's helpful. Thanks a lot.

Operator: Our next question comes from the line of Drew Venker with Morgan Stanley. Please proceed with your question.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Q

Good morning, guys. Just hoping you can maybe talk through any potential changes to the timing of that pretty material free cash flow inflection and priorities and use of free cash flow post the spin?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Yes. So I think that our prior guidance still stands, and we expect it will have – with a low-teens growth rate we can generate $2.3 billion to $2.8 billion of free cash flow over the next five years. But just to maybe add a little clarity to that. If you think about our 2018 production level, the maintenance CapEx to keep production flat at this

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EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

level, on average, over the next five years, would cost about $1.2 billion. And so that leaves significant cash flow. Again, when you think about EBITDA being in the $2.5 billion to $3 billion range, that leaves significant cash flow to grow production and to return cash to shareholders or reduce debt. So just to give you a little bit of color on that.

Drew Venker
Analyst, Morgan Stanley & Co. LLC
Q

Thanks, Rob, and does that include the ongoing acreage spend you'd have?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yes.

Drew Venker
Analyst, Morgan Stanley & Co. LLC
Q

Okay. That is actually a pretty good number. Could you just refresh us on priorities for use of free cash flow?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Well, I mean, so in the immediate future, with the separation, we're going to realign the balance sheets of both EQT and EQM. We have moderated growth projections, but in the projections that you guys have seen over the past six months from upper teens and low-20s now to low-teens. But that, I think that is subject to move based on what the market does, what gas pricing does, what transportation does out of the industry. And then clearly, returning cash to shareholders is a priority. So I think it's going to be a mix of moderate growth and returning cash to shareholders once we have used some of the proceeds from these streamlining transactions to realign the balance sheets.

Drew Venker
Analyst, Morgan Stanley & Co. LLC
Q

Okay. And just one follow-up on that, Rob.

David E. Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.
A

Drew, the bias is always to return money to shareholders. Everything else is going to be viewed against that standard. Any type of the growth, et cetera, it's always going to be viewed against the possibility of giving – returning capital to shareholders.

Drew Venker
Analyst, Morgan Stanley & Co. LLC
Q

Okay. That's very clear. Okay. Thanks. One last one, just to follow-up on the comment about aligning the balance sheets. Do you think there's the potential for any debt that's currently recoursed to the parent to go to EQM? You guys talked about, I think, the RMP debt won't be transferred over and be recoursed now to EQM. Is there any additional potential debt that would go to the midstream?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

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EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Well, no. The RMP debt is a revolver that we will take out. So it won't become recoursed to EQM, but EQM will just take that out. We are taking about $1.2 billion up to EQT in the drop transaction, and that cash will be used to pay down the EQT revolver. There are not bonds at EQT that will become recourse at EQM, but we do have some relatively near-term maturities, some in 2019. And so we will use additional funds to pay down some of that debt. But effectively, we will move well over $1 billion of debt that was at the EQT level to EQM, which will put us more in line with both EQT and EQM's leverage targets, so somewhere below two times at EQT and moving towards 1.5 times. And for EQM in that three to four times range, which will leave both businesses comfortably investment-grade and I think fits their cash flow profile very well.

Drew Venker
Analyst, Morgan Stanley & Co. LLC
Q

Okay. That's all very clear, guys. Thank you.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Okay, thanks, Drew.

Operator: Our next question comes from the line of Sameer Panjwani with Tudor, Pickering, Holt. Please proceed with your question.

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Q

Hey, guys. Good morning. Quick question on the drop-down. I think you guys had previously talked about $130 million of EBITDA. It looks like, quickly going through numbers that the EBITDA near term kind of implied is closer to $150 million. So can you provide some color on what's driving the difference there?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yes. So I think that the $130 million number that was guidance that we gave about a year ago or at the time of the Rice merger. And so the 2018 number is bigger. I can't remember if the $130 million was next 12 months or it was a 2017 number, but it was one of the two. The $150 million, $160 million is a good number for 2018. And then you're pushing on towards $250 million to $260 million in 2019. So the growth profile is pretty steep, but that's what allowed the valuation that we are able to negotiate for that asset.

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Q

Okay. Perfect. And then looks like you guys sold your Permian assets. And I think the Huron is really the only remaining non-core assets left at the upstream level, so any thoughts on monetizing that? Any other non-core assets we should be aware of?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Sameer, we're not going to comment on any M&A or divestitures or acquisitions. [indiscernible] (00:29:22).

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Q

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EQT Corp. (EQT)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Okay, thank you.

Operator: Our next question comes from the line of Holly Stewart with Scotia Howard Weil. Please proceed with your question.

Holly Barrett Stewart
Analyst, Scotia Howard Weil

Q

Thank you. Welcome back, Dave.

David L. Porges
Chairman, Interim President and Chief Executive Officer, EQT Corp.

A

She says gingerly.

Holly Barrett Stewart
Analyst, Scotia Howard Weil

Q

Maybe just a macro and a micro. First on the hedges, it looks like you've added a fair amount of swaps in 2019. Is there anything maybe structurally or how we should think about the hedge book here kind of on a go-forward basis?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

I think, we were fairly light on our 2019 hedge book compared to where we historically would be given the proximity of 2019 to where we are. So it's just normal course. Don't read anything more than that into it.

Holly Barrett Stewart
Analyst, Scotia Howard Weil

Q

Okay, great. And then maybe just kind of think through that the lower strip, I mean we're in backwardation it seems like forever. Is there – you talk about sort of a moderate growth rate and then returning cash to shareholders. Is there any thought with kind of the lower strip in the out years moderating that growth rate even further, which I think you guys have outlined as sort of lower teen level?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

It's certainly a consideration. It's something that we think about here internally and talk to the board about and will obviously be ongoing.

Holly Barrett Stewart
Analyst, Scotia Howard Weil

Q

Okay, that's clear. Thank you, guys.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Okay, thanks, Holly.

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EQT Corp. (EQT)
Q1 2018 Earnings Call

Corrected Transcript
26-Apr-2018

Operator: Thank you. We have no further questions at this time. I would now like to turn the floor back over to management for closing comments.

Patrick J. Kane

Chief Investor Relations Officer, EQT Corp.

Thank you, Christine, and thank you all for participating.

Operator: Ladies and gentlemen, this does conclude today's teleconference. You may disconnect your lines at this time. Thank you for your participation. And have a wonderful day.

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No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with their proposed business combination transaction, EQM and RMP intend to file a registration statement on Form S-4, containing a proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that EQM or RMP may file with the SEC or send to RMP unitholders in connection with the proposed transaction.  UNITHOLDERS OF RMP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus and the registration statement, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph.

The documents filed with the SEC by EQT and its publicly traded subsidiaries (including EQM, RMP and EQT GP Holdings, LP (EQGP)) may be obtained free of charge at the applicable website (www.eqt.com for EQT, www.eqtmidstreampartners.com for EQGP and EQM, and www.ricemidstream.com for RMP) or by requesting them by mail at EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention: Investor Relations, or by telephone at (412) 553-5700.

Participants in the Solicitation

EQT, EQM, RMP and EQGP (EQM, RMP and EQGP collectively, the Partnerships) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of RMP in connection with the proposed transaction. Information about the directors and executive officers of the general partners of EQM, RMP and EQGP is set forth, respectively, in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by such Partnership with the SEC on February 15, 2018 and certain of the Partnerships’ respective Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2017 filed by EQT with the SEC on February 15, 2018, EQT’s definitive proxy statement for its 2017 annual meeting of shareholders filed with the SEC on February 17, 2017 and certain of EQT’s Current Reports on Form 8-K.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.